# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mercer Bancorp, Inc., CIK 0001967306
CUSIP: 58774N101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1100 Irmscher Boulevard, Celina, Ohio (OH), 45822
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002053905

## Reporting persons
- Mercer Savings Bank Employee Stock Ownership Plan Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Ohio (OH); does not affirm membership in a group (box b); sole voting power 65,470; shared voting power 16,026; sole dispositive power 81,496; shared dispositive power 0; aggregate amount beneficially owned 81,496 (7.9% of the class)

## Item 1. Issuer
Name of issuer: Mercer Bancorp, Inc.
Address of issuer's principal executive offices: 1100 Irmscher Boulevard, Celina, Ohio, 45822

## Item 2. Person Filing
Name of person filing: Mercer Savings Bank, Employee Stock Ownership Plan Trust, Trustee: Community Bank of Pleasant Hill, dba First Trust of MidAmerica
Address of principal business office or, if none, residence: 3500 N Village Dr. Suite 220, St. Joseph, Missouri 64506
Citizenship: Ohio

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 81,496
Percent of class: 7.9%
Sole power to vote or to direct the vote: 65,470
Shared power to vote or to direct the vote: 16,026
Sole power to dispose or to direct the disposition: 81,496
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mercer Savings Bank Employee Stock Ownership Plan Trust: /s/ Gerald Lau, Gerald Lau, SVP, Community Bank of Pleasant Hill dba First Trust of MidAmerica, as Trustee (02/06/2026)